EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 8, 2002

BBVA BANCO BHIF

(Exact name of Registrant as specified in its charter)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO BHIF

TABLE OF CONTENTS

ITEM 1

BBVA Banco BHIF

Santiago, May 3, 2002
No. 122.02

Enrique Marshall S.
Superintendent of Banks and
Financial Institutions
By hand

May 3, 2002

Dear Sir:

I am writing to inform you that at the Ordinary General Meeting of Shareholders of BBVA Banco BHIF, held on April 23, the entire Board of Directors, consisting of nine members, was reappointed or replaced. This was due to vacancies in two titular director positions as a result of accepting the resignations submitted by Messrs. Gonzalo Terreros Ceballos and José Antonio Fernández Rivero.

Elected as Titular Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal and Ignacio Sánchez-Asiain Sanz; elected as First and Second Alternates were Messrs. Carlos Area Usatorre and José Domingo Eluchans Urenda, respectively.

The directors' terms are for three years.

At an ordinary directors' meeting held on the same day, after the Ordinary Shareholders' Meeting, the board of directors elected José Said Saffie as its President and José Fonollosa García as its Vice President. At that meeting it was also unanimously resolved that the Directors' Committee shall be made up of Messrs. José Said Saffie, José Fonollosa García and Manuel González Cid.

In compliance with the instructions of this Supervisory body, I am enclosing two photocopies of the publication of a significant event with regard to reappointment or replacement of the board of directors of this banking institution.

Very truly yours,

BBVA BANCO BHIF

Ramón Monell Valls
General Manager

BBVA Banco BHIF

Santiago, 3 de mayo de 2002
N°122.02

Señor
Enrique Marshall S.
Superintendente de Bancos e
Instituciones Financieras
Presente

SUPER... BANCOS
3 MAY 2002
OF. RECEPCION

De mi consideración:

Informo a usted que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril pasado, se renovó la totalidad del Directorio integrado por nueve miembros. Lo anterior, atendida la vacancia de dos cargos de director titular, producida por la aceptación de las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero.

Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y los señores Carlos Area Usatorre y José Domingo Eluchans Urenda fueron elegidos como Primer y Segundo Director Suplente, respectivamente.

Los directores durarán tres años en el ejercicio de su cargo.

En sesión ordinaria de directorio, celebrada en la misma fecha y con posterioridad a la Junta Ordinaria, el directorio eligió como Presidente del mismo a don José Said Saffie y como Vicepresidente a don José Fonollosa García. En dicha sesión se resolvió también, por unanimidad, que el Comité de Directores estará integrado por los señores José Said Saffie, José Fonollosa García y Manuel González Cid.

En cumplimiento de las instrucciones impartidas por ese organismo Supervisor, adjunto remito a usted dos copias fotostáticas de la publicación de la información esencial relativa a la renovación del directorio de esta empresa bancaria.

Saluda atentamente a usted,

BBVA BANCO BHIF

Ramón Monell Valls
Gerente General

ITEM 2

Santiago, May 3, 2002
No. 123.02

To the
Santiago Stock Exchange
Securities Exchange
By hand

Dear Sirs:

In compliance with instructions issued by this entity and pursuant to present legal requirements, I am informing you that at the Ordinary General Meeting of Shareholders of BBVA Banco BHIF, held on April 23, the entire Board of Directors, consisting of nine members, was reappointed or replaced. This was due to vacancies in two titular director positions as a result of accepting the resignations submitted by Messrs. Gonzalo Terreros Ceballos and José Antonio Fernández Rivero.

Elected as Titular Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa Garcia, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal and Ignacio Sánchez-Asiain Sanz; elected as First and Second Alternates were Messrs. Carlos Area Usatorre and José Domingo Eluchans Urenda, respectively.

The directors' terms are for three years.

At an ordinary directors' meeting held on the same day, after the Ordinary Shareholders' Meeting, the board of directors elected José Said Saffie as its President and José Fonollosa García as its Vice President. At that meeting it was also unanimously resolved that the Directors' Committee shall be made up of Messrs. José Said Saffie, José Fonollosa García and Manuel González Cid.

These events constitute significant information with respect to this banking institution, and have been made public through a notice published in *Diario La Nación* on this same date.

Very truly yours,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Statutory Auditor

BBVA **Banco BHIF**

Santiago, 3 de mayo de 2002
N°123.02

Señores
Bolsa de Comercio de Santiago
Bolsa de Valores
Presente

BOLSA DE COMERCIO STGO

2 MAY -3 10:54

De mi consideración:

En cumplimiento de las instrucciones impartidas por esa entidad y de conformidad con las normas legales vigentes, comunico a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril de 2002, se renovó la totalidad del Directorio integrado por nueve miembros. Lo anterior, atendida la vacancia de dos cargos de director titular, producida por la aceptación de las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero.

Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y los señores Carlos Area Usatorre y José Domingo Eluchans Urenda fueron elegidos como Primer y Segundo Director Suplente, respectivamente.

Los directores durarán tres años en el ejercicio de su cargo.

En sesión ordinaria de directorio, celebrada en la misma fecha y con posterioridad a la Junta Ordinaria, el directorio eligió como Presidente del mismo a don José Said Saffie y como Vicepresidente a don José Fonollosa García. En dicha sesión se resolvió también, por unanimidad, que el Comité de Directores estará integrado por los señores José Said Saffie, José Fonollosa García y Manuel González Cid.

Dichos hechos constituyen información esencial respecto de esta empresa bancaria y han sido puestos en conocimiento del público mediante aviso publicado en el Diario La Nación con esta misma fecha.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

BBVA Banco BHIF

Santiago, 3 de mayo de 2002
N°124.02

Señores
Bolsa Electrónica de Chile
Bolsa de Valores
<u>Presente</u>

RECIBIDO
03 MAY 2002
BOLSA ELECTRONICA DE CHILE

De mi consideración:

En cumplimiento de las instrucciones impartidas por esa entidad y de conformidad con las normas legales vigentes, comunico a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril de 2002, se renovó la totalidad del Directorio integrado por nueve miembros. Lo anterior, atendida la vacancia de dos cargos de director titular, producida por la aceptación de las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero.

Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y los señores Carlos Area Usatorre y José Domingo Eluchans Urenda fueron elegidos como Primer y Segundo Director Suplente, respectivamente.

Los directores durarán tres años en el ejercicio de su cargo.

En sesión ordinaria de directorio, celebrada en la misma fecha y con posterioridad a la Junta Ordinaria, el directorio eligió como Presidente del mismo a don José Said Saffie y como Vicepresidente a don José Fonollosa García. En dicha sesión se resolvió también, por unanimidad, que el Comité de Directores estará integrado por los señores José Said Saffie, José Fonollosa García y Manuel González Cid.

Dichos hechos constituyen información esencial respecto de esta empresa bancaria y han sido puestos en conocimiento del público mediante aviso publicado en el Diario La Nación con esta misma fecha.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

BBVA Banco BHIF

Santiago, 3 de mayo de 2002
N°125.02

Señores
Bolsa de Corredores
Bolsa de Valores
Presente

De mi consideración:

En cumplimiento de las instrucciones impartidas por esa entidad y de conformidad con las normas legales vigentes, comunico a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril de 2002, se renovó la totalidad del Directorio integrado por nueve miembros. Lo anterior, atendida la vacancia de dos cargos de director titular, producida por la aceptación de las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero.

Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y los señores Carlos Area Usatorre y José Domingo Eluchans Urenda fueron elegidos como Primer y Segundo Director Suplente, respectivamente.

Los directores durarán tres años en el ejercicio de su cargo.

En sesión ordinaria de directorio, celebrada en la misma fecha y con posterioridad a la Junta Ordinaria, el directorio eligió como Presidente del mismo a don José Said Saffie y como Vicepresidente a don José Fonollosa García. En dicha sesión se resolvió también, por unanimidad, que el Comité de Directores estará integrado por los señores José Said Saffie, José Fonollosa García y Manuel González Cid.

Dichos hechos constituyen información esencial respecto de esta empresa bancaria y han sido puestos en conocimiento del público mediante aviso publicado en el Diario La Nación con esta misma fecha.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

ITEM 3

Santiago, May 2, 2002
No. 128.02

Electronic Exchange of Chile
Stock Exchange
By hand

Dear Sirs:

I am writing to inform you that at the Ordinary General Meeting of Shareholders of BBVA Banco BHIF, held on April 23, the following resolutions were passed:

1. - Approval of the Annual Report, Balance Sheet, Income Statement and External Auditors' Report corresponding to the fiscal year between January 1st and December 31st of 2001.

2. - Distribution of $14,885,959,733 of the profit for the fiscal year corresponding to 2001, which amounted to a total of $14,888,281,022, through declaration of a dividend of $41.21 per share, to be paid after the Meeting, into the Preferential Client Division at the parent company of this bank located at calle Huérfanos No. 1234, Santiago, with the remainder put into the retained earnings reserve.

Pursuant to law, shareholders who are inscribed in the Bank's Shareholder Register 5 business days prior to the date the meeting is to be held, i.e. up to April 17, 2002, inclusive, shall be entitled to receive the dividend.

3. - Election of members of the Board of Directors. The entire Board of Directors, consisting of nine members, was reappointed or replaced. This was due to vacancies in two titular director positions as a result of accepting the resignations submitted by Messrs. Gonzalo Terreros Ceballos and José Antonio Fernández Rivero. Elected as Titular Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal and Ignacio Sánchez-Asiain Sanz; elected as First and Second Alternates, respectively, were Messrs. Carlos Area Usatorre and José Domingo Eluchans Urenda.

4. - Determination of the amount of remuneration for directors for fiscal 2002. It was resolved to establish monthly remuneration for directors, denominated in *Unidades de Fomento* and payable in the peso legal tender equivalent on the date of the payment: 500 *Unidades de Fomento* for the President, 325 *Unidades de Fomento* for the Vice President, 250 *Unidades de Fomento* for each titular director and 125 *Unidades de Fomento* for each alternate director.

It was further resolved that if a director receives fees for duties other than those involved in the exercise of his position, or if a corporation in which a director has a majority share receives fees because it has signed a contract with the Bank, then that director shall only receive, directly or indirectly, either the amount of his monthly pay as a director, or the fee agreed upon by him or the corporation for duties other than those involved in the exercise of his position, whichever is larger, for the duration of that contract.

5. - Establishing pay for the Directors' Committee and establishing a budget of expenses for fiscal 2002. It was resolved to establish remuneration of 20 *Unidades de Fomento* for attending an ordinary or extraordinary meeting, allowing an expense budget of $25,000,000.

6. - Appointment of External Auditors for fiscal 2002. It was resolved to appoint Pricewaterhousecoopers Consultores, Auditores Compañia Limitada to this position, if they are not available, then Deloitte & Touche Sociedad de Auditores y Consultores Limitada, if they are not available then Arthur Andersen Langton Clarke Auditores y Consultores Limitada.

7. - We reported the fact that there were no transactions that fell within Art. 44 of Law No. 18,046 in fiscal 2001.

8. - The activities carried out by the Directors' Committee were reported, along with the fact that it incurred no expenses.

9. - The expenses of the board of directors were reported.

10. - Significant events that occurred in 2001 were reported, along with the admonition issued by the Superintendency of Banks and Financial Institutions.

Very truly yours,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Statutory Auditor

BBVA Banco BHIF

RECIBIDO
02 MAY 2002
BOLSA ELECTRONICA DE CHILE

Santiago, 2 de mayo de 2002
N° 128.02

Señores
Bolsa Electrónica de Chile
Bolsa de Valores
Presente

De mi consideración:

Informo a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril último, se adoptaron los acuerdos que a continuación se indican:

1.- Aprobación de la Memoria, Balance General, Estado de Resultados e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre los días 1° de enero y 31 de diciembre de 2001.

2.- Distribución de $14.885.959.733 de las utilidades del ejercicio correspondiente al año 2001, que en total ascienden a la suma de $14.888.281.022, mediante el reparto de un dividendo de $41,21 por cada acción, a ser pagado, terminada la Junta, en la Caja Clientes Preferenciales de la Casa Matriz de esta Institución Bancaria, ubicada en calle Huérfanos N°1234, Santiago, destinando el remanente a fondo de reserva por utilidades no distribuidas.

Tienen derecho al cobro del dividendo acordado, los accionistas que figuren inscritos en el Registro de Accionistas del Banco con 5 días hábiles de anticipación a la fecha señalada para la celebración de la Junta, es decir, hasta el 17 de abril de 2002, inclusive, de conformidad a la ley.

3.- Elección de los miembros del Directorio. Se procedió a la renovación total del directorio, atendida la vacancia de dos cargos de director titular, producida por las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero. Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y como primer y segundo director suplente, respectivamente, fueron elegidos los señores Carlos Area Usatorre y José Domingo Eluchans Urenda.

4.- Fijación de la cuantía de las remuneraciones del Directorio para el ejercicio 2002. Se acordó fijar las siguientes remuneraciones mensuales para el directorio, expresadas en Unidades de Fomento y pagaderas por su equivalente en pesos moneda nacional a la fecha del correspondiente pago: 500 Unidades de Fomento para el Presidente, 325 Unidades de Fomento para el Vicepresidente, 250 Unidades de Fomento para cada director titular y 125 Unidades de Fomento para cada director suplente.

BBVA Banco BHIF

Asimismo, se acordó que en el evento que un director perciba honorarios por funciones distintas del ejercicio de su cargo, así como también en el caso en que una sociedad en la que un director tenga una participación mayoritaria perciba honorarios en razón de un contrato celebrado con el Banco, el director sólo perciba, directa o indirectamente, la cantidad que resulte mayor entre la remuneración mensual correspondiente al cargo de director o el honorario pactado ya sea por él o por la sociedad por la función distinta del ejercicio de dicho cargo, en tanto se encuentre vigente este último contrato.

5.- Fijación de las remuneraciones del Comité de Directores y fijación del presupuesto de gastos para el ejercicio 2002. Se acordó fijar una remuneración de 20 Unidades de Fomento por asistencia a sesión ordinaria o extraordinaria, acordándose un presupuesto de gastos de $25.000.000.

6.- Designación de Auditores Externos para el ejercicio 2002. Se acordó designar como tales a Pricewaterhousecoopers Consultores, Auditores Compañía Limitada, a falta de ésta a Deloitte & Touche Sociedad de Auditores y Consultores Limitada y, a falta de ésta a Arthur Andersen Langton Clarke Auditores y Consultores Limitada.

7.- Se informó el hecho de no haberse celebrado operaciones art. 44 de la Ley N°18.046 en el ejercicio del año 2001.

8.- Se informaron las actividades desarrolladas por el Comité de Directores y el hecho de no haber éste incurrido en gastos.

9.- Se informaron los gastos del directorio.

10.- Se informaron los hechos esenciales ocurridos durante el año 2001 y la amonestación aplicada por la Superintendencia de Bancos e Instituciones Financieras.

Saluda atentamente a Uds.,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

BBVA **Banco BHIF**

Santiago, 2 de mayo de 2002
N° 129.02

Señores
Bolsa de Corredores
Bolsa de Valores
Presente

De mi consideración:

Informo a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril último, se adoptaron los acuerdos que a continuación se indican:

1.- Aprobación de la Memoria, Balance General, Estado de Resultados e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre los días 1° de enero y 31 de diciembre de 2001.

2.- Distribución de $14.885.959.733 de las utilidades del ejercicio correspondiente al año 2001, que en total ascienden a la suma de $14.888.281.022, mediante el reparto de un dividendo de $41,21 por cada acción, a ser pagado, terminada la Junta, en la Caja Clientes Preferenciales de la Casa Matriz de esta Institución Bancaria, ubicada en calle Huérfanos N°1234, Santiago, destinando el remanente a fondo de reserva por utilidades no distribuidas.

Tienen derecho al cobro del dividendo acordado, los accionistas que figuren inscritos en el Registro de Accionistas del Banco con 5 días hábiles de anticipación a la fecha señalada para la celebración de la Junta, es decir, hasta el 17 de abril de 2002, inclusive, de conformidad a la ley.

3.- Elección de los miembros del Directorio. Se procedió a la renovación total del directorio, atendida la vacancia de dos cargos de director titular, producida por las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero. Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y como primer y segundo director suplente, respectivamente, fueron elegidos los señores Carlos Area Usatorre y José Domingo Eluchans Urenda.

4.- Fijación de la cuantía de las remuneraciones del Directorio para el ejercicio 2002. Se acordó fijar las siguientes remuneraciones mensuales para el directorio, expresadas en Unidades de Fomento y pagaderas por su equivalente en pesos moneda nacional a la fecha del correspondiente pago: 500 Unidades de Fomento para el Presidente, 325 Unidades de Fomento para el Vicepresidente, 250 Unidades de Fomento para cada director titular y 125 Unidades de Fomento para cada director suplente.

BBVA Banco BHIF

Asimismo, se acordó que en el evento que un director perciba honorarios por funciones distintas del ejercicio de su cargo, así como también en el caso en que una sociedad en la que un director tenga una participación mayoritaria perciba honorarios en razón de un contrato celebrado con el Banco, el director sólo perciba, directa o indirectamente, la cantidad que resulte mayor entre la remuneración mensual correspondiente al cargo de director o el honorario pactado ya sea por él o por la sociedad por la función distinta del ejercicio de dicho cargo, en tanto se encuentre vigente este último contrato.

5.- Fijación de las remuneraciones del Comité de Directores y fijación del presupuesto de gastos para el ejercicio 2002. Se acordó fijar una remuneración de 20 Unidades de Fomento por asistencia a sesión ordinaria o extraordinaria, acordándose un presupuesto de gastos de $25.000.000.

6.- Designación de Auditores Externos para el ejercicio 2002. Se acordó designar como tales a Pricewaterhousecoopers Consultores, Auditores Compañía Limitada, a falta de ésta a Deloitte & Touche Sociedad de Auditores y Consultores Limitada y, a falta de ésta a Arthur Andersen Langton Clarke Auditores y Consultores Limitada.

7.- Se informó el hecho de no haberse celebrado operaciones art. 44 de la Ley N°18.046 en el ejercicio del año 2001.

8.- Se informaron las actividades desarrolladas por el Comité de Directores y el hecho de no haber éste incurrido en gastos.

9.- Se informaron los gastos del directorio.

10.- Se informaron los hechos esenciales ocurridos durante el año 2001 y la amonestación aplicada por la Superintendencia de Bancos e Instituciones Financieras.

Saluda atentamente a Uds.,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

BBVA Banco BHIF

Santiago, 2 de mayo de 2002
N° 130.02

Señores
Bolsa de Comercio de Santiago
Bolsa de Valores
Presente

BOLSA DE COMERCIO STGO.

2 MAY -2 16:42

OF. DE PARTES

De mi consideración:

Informo a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril último, se adoptaron los acuerdos que a continuación se indican:

1.- Aprobación de la Memoria, Balance General, Estado de Resultados e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre los días 1° de enero y 31 de diciembre de 2001.

2.- Distribución de $14.885.959.733 de las utilidades del ejercicio correspondiente al año 2001, que en total ascienden a la suma de $14.888.281.022, mediante el reparto de un dividendo de $41,21 por cada acción, a ser pagado, terminada la Junta, en la Caja Clientes Preferenciales de la Casa Matriz de esta Institución Bancaria, ubicada en calle Huérfanos N°1234, Santiago, destinando el remanente a fondo de reserva por utilidades no distribuidas.

Tienen derecho al cobro del dividendo acordado, los accionistas que figuren inscritos en el Registro de Accionistas del Banco con 5 días hábiles de anticipación a la fecha señalada para la celebración de la Junta, es decir, hasta el 17 de abril de 2002, inclusive, de conformidad a la ley.

3.- Elección de los miembros del Directorio. Se procedió a la renovación total del directorio, atendida la vacancia de dos cargos de director titular, producida por las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero. Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y como primer y segundo director suplente, respectivamente, fueron elegidos los señores Carlos Area Usatorre y José Domingo Eluchans Urenda.

4.- Fijación de la cuantía de las remuneraciones del Directorio para el ejercicio 2002. Se acordó fijar las siguientes remuneraciones mensuales para el directorio, expresadas en Unidades de Fomento y pagaderas por su equivalente en pesos moneda nacional a la fecha del correspondiente pago: 500 Unidades de Fomento para el Presidente, 325 Unidades de Fomento para el Vicepresidente, 250 Unidades de Fomento para cada director titular y 125 Unidades de Fomento para cada director suplente.

BBVA Banco BHIF

Asimismo, se acordó que en el evento que un director perciba honorarios por funciones distintas del ejercicio de su cargo, así como también en el caso en que una sociedad en la que un director tenga una participación mayoritaria perciba honorarios en razón de un contrato celebrado con el Banco, el director sólo perciba, directa o indirectamente, la cantidad que resulte mayor entre la remuneración mensual correspondiente al cargo de director o el honorario pactado ya sea por él o por la sociedad por la función distinta del ejercicio de dicho cargo, en tanto se encuentre vigente este último contrato.

5.- Fijación de las remuneraciones del Comité de Directores y fijación del presupuesto de gastos para el ejercicio 2002. Se acordó fijar una remuneración de 20 Unidades de Fomento por asistencia a sesión ordinaria o extraordinaria, acordándose un presupuesto de gastos de $25.000.000.

6.- Designación de Auditores Externos para el ejercicio 2002. Se acordó designar como tales a Pricewaterhousecoopers Consultores, Auditores Compañía Limitada, a falta de ésta a Deloitte & Touche Sociedad de Auditores y Consultores Limitada y, a falta de ésta a Arthur Andersen Langton Clarke Auditores y Consultores Limitada.

7.- Se informó el hecho de no haberse celebrado operaciones art. 44 de la Ley N°18.046 en el ejercicio del año 2001.

8.- Se informaron las actividades desarrolladas por el Comité de Directores y el hecho de no haber éste incurrido en gastos.

9.- Se informaron los gastos del directorio.

10.- Se informaron los hechos esenciales ocurridos durante el año 2001 y la amonestación aplicada por la Superintendencia de Bancos e Instituciones Financieras.

Saluda atentamente a Uds.,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

BBVA Banco BHIF

Santiago, 2 de mayo de 2002
N° 131.02

Señor
Edgar Piedra
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas, 6LF
New York, NY 10011
U.S.A.

De mi consideración:

Informo a ustedes que en Junta Ordinaria de Accionistas del BBVA Banco BHIF, celebrada con fecha 23 de abril último, se adoptaron los acuerdos que a continuación se indican:

1.- Aprobación de la Memoria, Balance General, Estado de Resultados e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre los días 1° de enero y 31 de diciembre de 2001.

2.- Distribución de $14.885.959.733 de las utilidades del ejercicio correspondiente al año 2001, que en total ascienden a la suma de $14.888.281.022, mediante el reparto de un dividendo de $41,21 por cada acción, a ser pagado, terminada la Junta, en la Caja Clientes Preferenciales de la Casa Matriz de esta Institución Bancaria, ubicada en calle Huérfanos N°1234, Santiago, destinando el remanente a fondo de reserva por utilidades no distribuidas.

Tienen derecho al cobro del dividendo acordado, los accionistas que figuren inscritos en el Registro de Accionistas del Banco con 5 días hábiles de anticipación a la fecha señalada para la celebración de la Junta, es decir, hasta el 17 de abril de 2002, inclusive, de conformidad a la ley.

3.- Elección de los miembros del Directorio. Se procedió a la renovación total del directorio, atendida la vacancia de dos cargos de director titular, producida por las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero. Fueron elegidos como Directores Titulares los señores Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martinez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz; y como primer y segundo director suplente, respectivamente, fueron elegidos los señores Carlos Area Usatorre y José Domingo Eluchans Urenda.

4.- Fijación de la cuantía de las remuneraciones del Directorio para el ejercicio 2002. Se acordó fijar las siguientes remuneraciones mensuales para el directorio, expresadas en Unidades de Fomento y pagaderas por su equivalente en pesos moneda nacional a la fecha

BBVA Banco BHIF

del correspondiente pago: 500 Unidades de Fomento para el Presidente, 325 Unidades de Fomento para el Vicepresidente, 250 Unidades de Fomento para cada director titular y 125 Unidades de Fomento para cada director suplente.

Asimismo, se acordó que en el evento que un director perciba honorarios por funciones distintas del ejercicio de su cargo, así como también en el caso en que una sociedad en la que un director tenga una participación mayoritaria perciba honorarios en razón de un contrato celebrado con el Banco, el director sólo perciba, directa o indirectamente, la cantidad que resulte mayor entre la remuneración mensual correspondiente al cargo de director o el honorario pactado ya sea por él o por la sociedad por la función distinta del ejercicio de dicho cargo, en tanto se encuentre vigente este último contrato.

5.- Fijación de las remuneraciones del Comité de Directores y fijación del presupuesto de gastos para el ejercicio 2002. Se acordó fijar una remuneración de 20 Unidades de Fomento por asistencia a sesión ordinaria o extraordinaria, acordándose un presupuesto de gastos de $25.000.000.

6.- Designación de Auditores Externos para el ejercicio 2002. Se acordó designar como tales a Pricewaterhousecoopers Consultores, Auditores Compañía Limitada, a falta de ésta a Deloitte & Touche Sociedad de Auditores y Consultores Limitada y, a falta de ésta a Arthur Andersen Langton Clarke Auditores y Consultores Limitada.

7.- Se informó el hecho de no haberse celebrado operaciones art. 44 de la Ley N°18.046 en el ejercicio del año 2001.

8.- Se informaron las actividades desarrolladas por el Comité de Directores y el hecho de no haber éste incurrido en gastos.

9.- Se informaron los gastos del directorio.

10.- Se informaron los hechos esenciales ocurridos durante el año 2001 y la amonestación aplicada por la Superintendencia de Bancos e Instituciones Financieras.

Saluda atentamente a Uds.,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

ITEM 4

BBVA BANCO BHIF

SIGNIFICANT EVENT

BBVA Banco BHIF is informing its clients and the public in general that at the Ordinary General Meeting of Shareholders of BBVA Banco BHIF, held on April 23, 2002, the entire Board of Directors, consisting of nine members, was reappointed or replaced. This was due to vacancies in two titular director positions as a result of accepting the resignations submitted by Messrs. Gonzalo Terreros Ceballos and José Antonio Fernández Rivero.

Elected as Titular Directors were Messrs. Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal and Ignacio Sánchez-Asiain Sanz.

Messrs. Carlos Area Usatorre and José Domingo Eluchans Urenda were elected as First and Second Alternates, respectively.

The directors' terms are for three years.

At an ordinary directors' meeting held on the same day, after the Ordinary Shareholders' Meeting, the board of directors elected José Said Saffie as its President and José Fonollosa García as its Vice President. At that meeting it was also unanimously resolved that the Directors' Committee shall be made up of Messrs. José Said Saffie, José Fonollosa García and Manuel González Cid.

This publication reports significant events at the Bank. It is issued in compliance with the provisions of Articles 9 and 10 of Law No. 18,045 and Article 44 of the General Banking Law.

THE GENERAL MANAGER

BBVA BANCO BHIF

INFORMACION ESENCIAL

BBVA Banco BHIF comunica a sus clientes y al público en general, que en Junta Ordinaria de Accionistas, celebrada con fecha 23 de abril de 2002, se renovó la totalidad del directorio integrado por nueve miembros. Lo anterior, atendida la vacancia de dos cargos de director titular, producida por la aceptación de las renuncias presentadas por los señores Gonzalo Terreros Ceballos y José Antonio Fernández Rivero.

Fueron elegidos como Directores Titulares los señores, Gustavo Alcalde Lemarie, Ernesto Bertelsen Repetto, José Fonollosa García, Manuel González Cid, Ricardo Massu Massu, Antonio Martínez Jorquera, José Said Saffie, Jaime Said Handal e Ignacio Sánchez-Asiain Sanz.

Asimismo, los señores Carlos Area Usatorre y José Domingo Eluchans Urenda fueron elegidos como Primer y Segundo Director Suplente, respectivamente.

Los directores durarán tres años en el ejercicio de su cargo.

En sesión ordinaria de directorio, celebrada en la misma fecha y con posterioridad a la Junta Ordinaria, el directorio eligió como Presidente del mismo a don José Said Saffie y como Vicepresidente a don José Fonollosa García. En dicha sesión se resolvió también, por unanimidad, que el Comité de Directores estará integrado por los señores José Said Saffie, José Fonollosa García y Manuel González Cid.

Esta publicación da cuenta de hechos esenciales en la situación del Banco y se realiza a fin de dar cumplimiento a lo dispuesto en los artículos 9 y 10 de la Ley N°18.045 y en Art.44 de la Ley General de Bancos.

EL GERENTE GENERAL

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2002

BBVA BANCO BHIF

By: ____________________

Name: Ramón Monell Valls

Title: Chief Executive Officer